Item 30. Exhibit (d) v.

Disability Benefit Rider

This rider provides benefits if the Insured becomes totally disabled. It provides for waiver of monthly charges and the credit of a Specified Monthly Benefit if the Insured is totally and continuously disabled for four months or more. We discuss this rider, and the rules that apply to it, in the provisions that follow. This rider has no surrender or loan value.

Signed for C.M. Life Insurance Company.

/s/ Roger W. Crandall	/s/ Akintokunbo Akinbajo
[PRESIDENT]	[SECRETARY]

DEFINITIONS

Doctor	A person who is legally licensed to practice medicine or psychology and acting within the scope of his or her license, or a health care practitioner who is legally licensed, and is acting within the scope of his or her license, to give advice or treatment for the condition(s) causing disability. A Doctor cannot be the Insured or Owner, or the Insured’s or Owner’s parent, sibling, child, spouse or partner in a civil union or domestic partnership.

Doctor’s Care	The Insured is receiving regular and personal care by a Doctor that, under prevailing medical standards, is appropriate for the condition causing the disability. If the disability is due to a mental disorder, the Doctor must be a person who is a licensed psychiatrist or a licensed doctoral-level psychologist. We will waive this requirement if we receive written proof acceptable to us that further Doctor’s Care is no longer of benefit to the Insured.

RIDER PROVISIONS

Rider Part of The Policy	This rider is made a part of this policy as of its Rider Issue Date, in return for the application for this rider and the payment of monthly rider charges. The Rider Issue Date is shown in the Policy Specifications for this rider. Monthly rider charges are discussed later in this rider. Capitalized terms not defined in this rider shall have the meanings ascribed to them in the policy. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider. This rider is In Force from the later of the day the policy becomes In Force and the Rider Issue Date.

Rider Benefits	This rider provides two types of benefits if the Insured becomes totally disabled. They are described as follows:

• We will credit the Specified Monthly Benefit shown in the Policy Specifications for this rider to the Account Value of this policy on specific Monthly Charge Dates. The Specified Monthly Benefit will be treated as a net premium subject to the terms of the policy; and
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	•	We will waive the monthly charges for the policy due on specific Monthly Charge Dates.

These benefits will be provided after the Insured has been totally disabled for four continuous months or longer and all conditions of this rider are met. Subject to the other provisions of this rider, the Monthly Charge Dates for which each type of benefit will be provided are:

	•	Any Monthly Charge Date (except the Rider Date) during the first four continuous months of the lnsured’s total disability; and
	•	Any Monthly Charge Date thereafter during the continuance of total disability but before the lnsured’s Attained Age reaches 65.

If total disability begins before Attained Age 60 and continues to Attained Age 65 the rider benefit after Attained Age 65 will be the monthly charges for this policy.

Monthly charges will continue to be deducted on each Monthly Charge Date until a claim has been approved. For any of these Monthly Charge Dates that have already passed at the time a claim is approved, the Account Value of this policy will be credited to reflect provision of these monthly benefits. We will not return any premiums paid. The Rider Date is shown in the Policy Specifications for this rider.

If total disability begins during the grace period, an additional amount of premium may be required to prevent this policy from terminating (see the Grace Period And Termination provision of this policy) prior to the approval of a claim.

While benefits under this rider are being provided, all benefits included under this policy will continue In Force subject to the terms of this policy and the investment performance of the Separate Account included as part of the Account Value, unless otherwise stated in the optional benefits issued as attachments to this policy.

If there is any Policy Debt while the Insured is totally disabled, the allowance of benefits under this rider does not guarantee that this policy will continue In Force.

When Benefits End	The benefits under this rider will end when any of the following occurs:
	•	The Insured is no longer totally disabled; or
	•	Satisfactory proof of continued total disability is not given to us as required; or
	•	The Insured refuses or fails to have an examination we require; or
	•	For the Specified Monthly Benefit, the day before the lnsured’s Attained Age becomes 65; and
	•	For waiver of monthly charges, the day before the lnsured’s Attained Age becomes 65 if total disability began when the lnsured’s Attained Age was 60 or older.

Exclusions	This rider does not provide any benefit for:

	•	Any Monthly Charge Date before the lnsured’s Attained Age 5; or
	•	Total disability directly caused by any willfully and intentionally self-inflicted injury; or
	•	Total disability caused by war while the Insured is in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries.
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Limitation On Right To Increase Face Amount	Each increase in the Face Amount of the policy may cause an increase in the benefit amount for this rider. In certain cases, however, benefits under this rider cannot be increased. In those cases, we have the right to refuse an increase in the Face Amount. Those cases are:

	•	The rider benefits after the increase would exceed our published limits for such benefits;
	•	The Insured does not meet our underwriting requirements for the additional rider benefits; and
	•	A higher rating would apply to the additional rider benefit than to the existing benefits.

This limitation does not apply to any increase under the policy not requiring evidence of insurability.

Total Disability	Total disability is the incapacity of the Insured that:

	•	Is caused by sickness or injury; and
	•	Requires the Insured to be under a Doctor’s Care; and
	•	Begins while this rider is In Force; and
	•	For the first 60 months of any period of total disability, prevents the Insured from performing the substantial and material duties of the lnsured’s occupation; and
	•	After total disability has continued for 60 months, prevents the Insured from engaging in any occupation the Insured is or may become qualified to perform.

For the first 60 months of any period of total disability, the lnsured’s occupation is the lnsured’s usual work, employment, business, or profession at the time total disability began. After total disability has continued for 60 months, any occupation the Insured is or may become qualified to perform means any work, employment, business, or profession the Insured is reasonably qualified to do based on education, training, or experience. Until the Insured reaches an age at which formal education may be legally ended, occupation means attendance at school.

Example:	You are a full-time surgeon. You receive an injury to your hands that prevents you from performing surgery, but you can carry on a general medical practice. For the first 60 months, your occupation is surgeon. After that time, your occupation will be any that you are reasonably qualified to do based on your education, training, or experience. Since you can carry on a general medical practice, we would no longer consider you to be totally disabled.

For some conditions, we consider the Insured to be totally disabled even if the Insured is able to work. These conditions are the total loss of sight of both eyes, or the total loss of use of both hands, or both feet, or one hand and one foot. Any of these will be total disability as long as the loss continues.
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Recurrent Disabilities	Periods of recurrent disability may not be used to satisfy the requirements of the initial four continuous month waiting period. After the initial four continuous month waiting period has been satisfied, a period of total disability following an earlier period of total disability that was due to the same, or a related, condition may be considered to be a continuation of the earlier period. This depends on how much time passed from the end of the earlier period to the beginning of the current one. If less than six months have passed, we will consider it to be a continuation of the earlier period. If six months or more have passed, we will consider it to be a new period of disability.

	Example:	You were totally disabled for 10 months because of a severe knee injury. Two weeks after you recover, your knee fails and you are totally disabled again. We consider this to be a continuation of the earlier period of total disability.

Notice Of Claim

Notice of claim means written notice that the Insured is totally disabled and that a claim may be made under this rider. We require that this notice identify the Insured. Notice given by or for the Owner shall be notice of claim.

However, there are two time limits for giving notice of claim. First, no benefit will be considered unless notice is given to us while the Insured is living and during the continuance of total disability. Second, if notice is given more than one policy year from the Monthly Charge Date on which charges would have first been waived due to the lnsured’s total disability, we will only provide a benefit for the twelve Monthly Charge Dates that immediately precede the date notice is given to us. However, there is an exception to each of these time limits. If it was not reasonably possible to give us notice of claim while the Insured was living and within the same time limits, the delay will not reduce the benefit if notice is given as soon as reasonably possible.

Proof Of Claim	Before any benefit is allowed, proof of claim must be given to us at our Administrative Office. Proof may be given by or for the Owner. Proof of claim includes written proof, satisfactory to us, from a Doctor that:

	•	The Insured is totally disabled; and
	•	Total disability began while this rider was In Force; and
	•	Total disability began before the Insured’s Attained Age 65; and
	•	Total disability has continued for four continuous months.

We have forms that are to be used to make a claim. After we receive notice of the Insured’s total disability, we will send the appropriate claim forms for establishing proof of total disability within 15 days after receiving notice of claim. If we do not send the claim forms within 15 days, the claimant will be deemed to have complied with the claim forms requirement if we receive written proof covering the occurrence, the character and the extent of the loss for which the claim is made.

As part of the proof of claim, we have the right to require an examination of the Insured at our expense by a Doctor chosen by us.

When Proof Of Claim Must Be Furnished	Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us. However, if it was not reasonably possible to give us proof of claim on time, the delay will not reduce the benefit if proof is given as soon as reasonably possible.
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Proof Of Continued Disability

During the first 24 months after proof of claim is received, we may require satisfactory proof of continued disability not more than once every 30 days. After 24 months, we may require proof not more than once a year. As part of this proof, we have the right to require an examination of the Insured at our expense by a Doctor chosen by us.

Proof of continued disability will not be required once the Insured has become Attained Age 65 if total disability began before the Insured was Attained Age 60.

Right to Require An Additional Medical Opinion

While a claim is pending, we reserve the right to require that a Doctor provide us with a second medical opinion to verify total disability, including continued disability. The medical opinion may require a physical examination. This examination may include x-rays, blood tests, and any other procedures that are reasonable and necessary to determine whether the Insured is totally disabled. In the case of conflicting opinions, a third medical opinion will be obtained from a Doctor that is mutually acceptable to the Insured and us.

We will pay for all additional medical opinions including any physical examinations that we may require.

Rider Charges	Each month while this rider is In Force, the rider charge is the sum of the waiver charge and the specified benefit charge. The waiver charge each month equals the sum of the policy monthly charges for the month, excluding the rider charge for this rider, multiplied by the Waiver Charge Rate for the lnsured’s Attained Age. The specified benefit charge each month equals the Specified Monthly Benefit multiplied by the Specified Benefit Charge Rate for the lnsured’s Attained Age. The Waiver Charge Rates and the Specified Benefit Charge Rates are shown in the Policy Specifications for this rider.

Example:

The sum of the policy monthly charges for the month is $200. The Waiver Charge Rate for the Attained Age of the Insured is 0.076. The waiver charge for that month is $15.20 ($200 multiplied by 0.076).

The Specified Monthly Benefit is $500. The Specified Benefit Charge Rate for the lnsured’s Attained Age is 0.0276. The specified benefit charge for that month is $13.80 ($500 multiplied by 0.0276).

The rider charge for that month is $29.00 ($15.20 plus $13.80).

Rider Premium Expense Factor

The Rider Premium Expense Factor is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision of the policy.

While this rider is In Force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Premium Expense Factor for each segment of the policy Face Amount, the Rider Premium Expense Factor for each rider, and the Rider Premium Expense Factors for any increases in each rider

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been In Force during the lifetime of the Insured and without the occurrence of total disability for two years after its Rider Issue Date. The Rider Issue Date is shown in the Policy Specifications for this rider.

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“In the absence of fraud,” as stated in this provision, applies only when permitted by applicable law in the state where this policy is delivered or issued for delivery.

Termination Of This Rider	While monthly charges for this rider are being deducted from the Account Value of this policy, this rider will continue In Force to, but not including, the Policy Anniversary Date on which the lnsured’s Attained Age becomes 65. This rider will terminate before that Date if this policy terminates for any reason. However, any benefits under this rider for which the Insured qualified before termination may be claimed after termination as specified in the Notice Of Claim provision.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s Written Request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the Written Request.
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